|	Washington, D.C.

Debbie A. Klis, Partner 1050 Connecticut Avenue, NW Suite 500 Washington, D.C. 20036 Tel: +1 202.935.3390 Email: debbie.klis@rimonlaw.com VIA EDGAR

August 2, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Ameen Hamady
Jennifer Monick
Pam Long

Re:	Future Vision II Acquisition Corp.
Registration Statement on Form S-1/A
Submitted July 31, 2024
CIK No. 0002010653

Dear Ladies and Gentlemen,

Future Vision II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 2, 2024, regarding our Amendment No. 2 to our Registration Statement on Form S-1 submitted to the Commission on July 31, 2024. Concurrently with this response, the Company has submitted an Amendment No. 3 to our Registration Statement on Form S-1 pursuant to the Staff’s comment (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover page

1. We note your disclosure on the cover page and elsewhere that EF Hutton is acting as your financial advisor in connection with the offering. Please include disclosure in the prospectus regarding the nature of the advisory services and what consideration you will pay and its source in exchange for these services.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has removed all references to EF Hutton in the Registration Statement. EF Hutton introduced Kingswood Capital Partners, LLC (“Kingswood”), to underwrite the Company’s initial public offering upon the parties’ agreement that Kingswood is more suitable to the Company for the purpose of this offering. EF Hutton will no longer act as the Company’s underwriter, provide any financial advisory services to the Company, or receive any consideration from to the Company in connection with this offering.

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We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please advise and I may be reached by telephone at (202) 935-3390.

Sincerely,

/s/ Debbie A. Klis
Debbie A. Klis

cc:	Xiaodong Wang, CEO
Future Vision II Acquisition Corp.